Exhibit 99.1

Scage Future Enters into Strategic Cooperation Agreement with China Huaye Group

NANJING, China, November 4, 2026 /PRNewswire/ -- Scage Future (“Scage Future” or the “Company”) (Nasdaq: SCAG), a provider of new energy and zero-emission heavy-duty commercial vehicles and e-fuel solutions, today announced that its indirect wholly owned subsidiary, Guizhou Scage Tech Ltd., has entered into a strategic cooperation agreement with China Huaye Group Co., Ltd. (“NCMCC”), a major Chinese engineering, construction and mining enterprise within the China Minmetals and China Metallurgical Group corporate system.

The agreement, signed on September 22, 2026 in Nanchang, China, is a non-binding framework agreement with a tentative term of one year. It sets out a framework for collaboration across infrastructure construction, mining operations, renewable energy, circular economy initiatives, financial services, and technological innovation. Both parties intend to leverage their respective expertise, capital resources, and market networks to jointly explore business opportunities, develop projects, and advance sustainable industrial solutions throughout China. Specific projects will be subject to separate definitive agreements, to be entered into after each party completes its internal approval procedures.

Mr. Chao Gao, Chairman and Chief Executive Officer of Scage Future, commented: “We are exploring an initial deployment of up to 1,000 electric heavy-duty trucks to support mining transportation operations, subject to project requirements and the availability of financing. We believe our transportation solutions can address longstanding challenges in mining logistics, including operational efficiency, safety, and transportation costs.”

Mr. Yicheng Sun, Manager of Guizhou Scage Tech Ltd., commented: “Scage Future’s autonomous heavy-duty mining trucks are designed to transform mining logistics through intelligent, unmanned transportation. Featuring centralized fleet management, remote-control capabilities, and autonomous convoy operation, these vehicles are designed to operate without onboard drivers in suitable mining environments. We envision deploying a fleet of up to 1,000 trucks to transport millions of tons of mining materials, improving operational safety, transportation efficiency, and cost competitiveness while supporting the transition toward greener mining operations.”

The proposed fleet would integrate autonomous vehicle technologies with centralized dispatch and monitoring systems, enabling coordinated transportation operations across mining sites and associated logistics networks.

Scage Future believes its intelligent, zero-emission heavy-duty transportation technologies could complement NCMCC’s extensive mining development and engineering capabilities, creating opportunities to accelerate the adoption of sustainable transportation solutions in China’s mining industry.

About China Huaye Group Co., Ltd. (NCMCC)

China Huaye Group Co., Ltd. (“NCMCC”) is a major Chinese engineering, construction, and mining enterprise within the China Metallurgical Group and China Minmetals corporate system. Its principal businesses include engineering, procurement and construction (EPC), mine development and operations, metallurgical engineering, large-scale building construction, and municipal infrastructure development.

About Scage Future

Scage Future is a zero-emission technology provider in China dedicated to decarbonizing commercial transportation through its portfolio of advanced new energy heavy-duty vehicles and innovative e-fuel systems. Through strategic partnerships with established vehicle manufacturers and a comprehensive quality control framework, the Company develops intelligent, high-performance transportation solutions for logistics, mining, and port operations.

Scage Future has experience in the design, production, and testing of next-generation heavy-duty new energy vehicles, including the Dragon II plug-in hybrid dump truck, Galaxy II plug-in hybrid truck, and autonomous tractor-trailer.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements within the meaning of applicable securities laws. These statements include, but are not limited to, expectations regarding the strategic cooperation with NCMCC, potential project development, the proposed deployment of up to 1,000 heavy-duty electric trucks, anticipated vehicle performance and transportation capacity, potential financing arrangements, and expected operational and commercial benefits.

Forward-looking statements are based on the Company’s current expectations, assumptions, and projections and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks include, among others, the non-binding nature of the strategic cooperation agreement and the risk that no definitive agreements are entered into, the availability and terms of financing, the successful development and implementation of proposed projects, vehicle performance, regulatory approvals, market conditions, and the ability of the parties to execute their strategic objectives.

The proposed fleet deployment remains subject to financing, commercial arrangements, technical feasibility, and other conditions. There can be no assurance that the anticipated financing, fleet deployment, or other contemplated projects will be completed.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, except as required by applicable law. Investors are encouraged to review the risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission, available at www.sec.gov.

For more information, please contact:

Scage Future

Investor Relations

Emily Wang

Head of Investor Relations

Email: scageIR@scagefd.com